30 October 2007
2007 Annual Report and Financial Statements and Notice of Annual General Meeting
Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000
(Documents will normally be available for inspection within six normal business hours of this notice being given).
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Charles P Watters — Group Company Secretary and General Counsel (Interim)
ends.